U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                       SEC FILE NUMBER
                                                           0-13984


                                                        CUSIP NUMBER
                                                          255153108
                                  (Check One):


     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
                       For Period Ended: December 31, 1996


                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________



                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRATION INFORMATION


         Full Name of Registrant:   Diversified Corporate Resources, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                    12801 North Central Expressway, Suite 350
                               Dallas, Texas 75243
                           (City, State and Zip Code)



CORPDAL:63760.1  28722-00003

PART II--RULES 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The  accountant's  statement  or  other  exhibit  required  by
Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE


State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR or portion thereof could not be filed within the prescribed period.

         The Company is considering changing its independent accountants and will desire their review of the financial statements to be filed with the Form 10-K.






PART IV--OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

     M. Ted Dillard                      (972)                    458-8500
        (Name)                        (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X ]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that because of the continued growth of the business of the Company both reported revenues and earnings will increase in the
12-months ended December 31, 1996 over the corresponding period from the previous year. It is anticipated that reported revenues will increase to approximately $27.4 million while reported earnings will increase to approximately $1.7 million.

                 [The Rest of this Page is Intentionally Blank]

CORPDAL:63760.1  28722-00003

                      Diversified Corporate Resources, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1997                By:/s/ M. Ted Dillard
                                       -------------------
                                       M. Ted Dillard
                                       President and Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).


CORPDAL:63760.1  28722-00003